Invitation to the Extraordinary General Meeting of Global Blue Group Holding AG (the "Company") Monday, August 18, 2025, 11:00 a.m. Central European Summer Time at Niederer Kraft Frey Ltd, Bahnhofstrasse 53, Zurich, Switzerland (physical meeting) I. AGENDA ITEMS 1. Approval of Merger Agreement Proposal of the Board of Directors: The Board of Directors proposes to approve the merger agreement between the Company as transferring com- pany, GT Holding 1 GmbH (“GT”) as surviving company and Shift4 Payments, Inc (“Shift4”) as GT's parent, pur- suant to which the Company will be absorbed by way of merger by GT as surviving company, dissolved without liquidation and deleted from the Commercial Register (“Merger Agreement”), and to which the audited merger balance sheet (audited statutory balance sheet) of the Company as of March 31, 2025 is attached (“Statutory Balance Sheet”). Explanation: On March 21, 2025, GT has launched the offer to acquire the shares of the Company under the United States Securities Exchange Act and disseminated the offer documentation to the shareholders of the Company, as re- quired thereunder and other applicable laws, rules and regulations (“Offer”). The Offer successfully completed on July 3, 2025. As a result, GT (together with Shift4) directly or indirectly holds approximately 97.37% of the Com- pany's shares outstanding (not including the treasury shares). As disclosed in its offer documentation, following the successful completion of the Offer, GT and the Company shall consummate a statutory squeeze-out merger pursuant to which the Company will be merged with and into GT, and GT will continue as the surviving entity of the merger, and each Company share (other than any Company shares directly or indirectly owned by Shift4 or GT) that is not validly tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive the merger consideration and each Company share directly or indirectly owned by Shift4 or GT will thereupon be deemed cancelled without any conversion thereof. On July 10, 2025, the Company, GT and Shift4 entered into the Merger Agreement, which is subject to certain conditions precedent, including the approval by the general meeting of the Company and the quotaholder of GT. The Merger Agreement, together with the Statutory Balance Sheet, are made available for inspection by the Com- pany shareholders under the following link https://ir.globalblue.com/governance/agm/default.aspx. The Board of Directors resolved that the Merger Agreement is in the best interest of, and fair to, the Company and its shareholders and adopted and approved the entry into the Merger Agreement. The Board of Directors prepared a merger report in accordance with art. 14 Merger Act dated July 10, 2025 (“Merger Report”). The Merger Report, among other information, contains information regarding the valuation of the merger consideration, which corre- sponds to the offer price for common shares offered in the Offer. The Merger Report, the fairness opinion letter prepared by IFBC, the audit report of PricewaterhouseCoopers SA, Geneva, dated as of July 10, 2025, the audited statutory standalone and consolidated annual accounts and the annual reports of the Company for the past three years, the opening balance sheet as of February 17, 2025 of GT and GT's tender offer statement on Schedule TO dated March 21, 2025 are made available for inspection by the Company shareholders under the following link https://ir.globalblue.com/governance/agm/default.aspx. The Board of Directors recommends to shareholders to approve the Merger Agreement. 2. Approval of the additional amount of Executive Committee Compensation for the fiscal year 2024/2025 Proposal of the Board of Directors: The Board of Directors proposes the approval of an additional amount of compensation for the Executive Com- mittee of CHF 4.6 million for the fiscal year 2024/2025 (excluding employer social security and pension contribu- tions). Explanation: During the 2023 Annual General Meeting, for the fiscal year 2024/2025, CHF 14 million (excluding employer social security and pension contributions), representing the aggregate maximum compensation amount, was approved for the Executive Committee. Due to the fair value increase resulting from the modification of the management incentive plan earlier this year, the actual compensation amount for the relevant period exceeds the approved maximum by CHF 4.6 million. Such increase in the aggregate maximum compensation amount is subject to the shareholder approval. II. ORGANIZATIONAL MATTERS Time: Monday, August 18, 2025, 11:00 a.m. Central European Summer Time Location: Niederer Kraft Frey Ltd, Bahnhofstrasse 53, Zurich, Switzerland Eligibility to Vote Shareholders with voting rights registered in the share register (“holders of record”) maintained by our transfer agent, Equiniti Trust Company LLC (“ETC”) (previously known as American Stock Transfer & Trust Company LLC) and shareholders holding their shares through their broker or bank (“street name holders”) on August 8, 2025 at 4:30 p.m. EDT (the “Record Date”) will be eligible to vote at the Extraordinary General Meeting. Shareholders who have sold their shares prior to August 8, 2025 are not entitled to vote those shares at the Extraordinary General Meeting. Invitation, Voting Materials, Attendance and Voting Holders of record on July 8, 2025 will receive the Extraordinary General Meeting invitation and a proxy card directly from ETC. These materials will contain access information for the ETC portal, by which holders of record may give voting instruc- tions and authorization to the independent proxy, as well as information on voting by mail. Street name holders are unknown to the Company or ETC. Street name holders should receive materials on behalf of, and be able to vote on the portal designated by, their broker or bank. Street name holders will only be able to give instructions and authorization to the independent proxy via the portal or other method designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so. Holders of record with voting rights, including those who become holders of record after July 8, 2025 but on or before August 8, 2025 and wish to vote their shares at the Extraordinary General Meeting (by way of the independent proxy), may obtain copies of the proxy card by contacting ETC via email at proxy@equiniti.com. Holders of record and street name holders who wish to attend the Extraordinary General Meeting in person should proceed as set out below under "Admission to Extraordinary General Meeting". Holders of record who do not wish to attend the Extraordinary General Meeting can exercise their voting rights through the independent proxy ADROIT Attorneys, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland, represented by Mr. Roger Föhn. Shareholders may give voting instructions and authorization to the independent proxy prior to the Extraordinary General Meeting. The independent proxy will be physically present at the Extraordinary General Meeting in order to vote on behalf of the shareholders from whom the independent proxy has received valid instructions and authorization. In addition, holders of record can grant a proxy to another person attending the Extraordinary General Meeting in accordance with the proce- dures set out below under "Admission to Extraordinary General Meeting". Voting Instructions by Holders of Record The Company recommends that holders of record who do not wish to attend the Extraordinary General Meeting in person, give their voting instructions and authorization to the independent proxy electronically through the ETC portal with the indi- vidual shareholder number (“QR Code”) provided by ETC. To do so, holders of record should follow the instructions given on the enclosed proxy card. Holders of record may also give voting instructions and authorization to the independent proxy through ETC by mail, using the enclosed proxy card. Holders of record should send their filled out and signed proxy card to ETC via email at proxy@equiniti.com, or by using the enclosed business reply envelope or another envelope with the appropriate postage at the following address: Equiniti Trust Company, LLC PO BOX 52449 Newark NJ 07101-9916 Electronic voting instructions and proxy cards sent by mail must be received by ETC no later than 8:00 a.m. EDT / 2:00 p.m. CEST on August 13, 2025. Once received by ETC, voting instructions may not be changed by the shareholders. Should ETC receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account. Voting Instructions by Street Name Holders Street name holders who would like to give voting instructions and authorization to the independent proxy to vote should follow the instructions of their broker or bank or its designated agent and should use the portal or other methods designated by their broker or bank. Street name holders should observe the deadlines to submit voting instructions and authorizations that are set in the in- structions of their broker or bank or its designated agent.

Admission to Extraordinary General Meeting In order to attend the Extraordinary General Meeting in person, shareholders of record must bring their admission ticket (which may be obtained as described below) and government-issued identification such as a driver’s license or passport. A shareholder may also appoint another person to represent him or her at the Extraordinary General Meeting through a written, signed proxy giving such person the right to vote the shares. Such a person must bring that proxy, his or her government- issued identification, and an admission ticket to the Extraordinary General Meeting. Street name holders who wish to vote in person at the Extraordinary General Meeting must obtain a signed proxy from their broker, bank, nominee or other custodian that authorizes them to vote the shares. In addition, street name holders must bring to the Extraordinary General Meeting an admission ticket and government-issued identification. Street name holders who have not obtained a proxy from their broker or custodian are not entitled to vote in person at, or participate in, the Extraordinary General Meeting. To request an admission ticket to the Extraordinary General Meeting, please contact investor relations (via email at ir@globalblue.com) and send proof of your stock ownership. For record holders, proof of stock ownership is a copy of your invitation to the Extraordinary General Meeting. For street name holders, proof of stock ownership is an account statement or letter from the broker, bank or other nominee indicating that you are the owner of the shares. To allow time for processing, please submit requests for admission tickets by August 9, 2025. Admission tickets are not transferable. You may contact investor relations with any questions about the admission ticket process. The Company reserves the right to deny admission to the Extraordinary General Meeting to any shareholder that does not present a valid admission ticket, government-issued identification or any other required document described in this section. Availability of Materials This invitation to the Extraordinary General Meeting including the explanation to the agenda items, the Merger Agreement, together with the Statutory Balance Sheet, the Merger Report, together with the IFBC fairness opinion letter, the audit report of PricewaterhouseCoopers SA, the audited statutory standalone and consolidated annual accounts and the annual reports of the Company for the past three years, the opening balance sheet as of February 17, 2025 of GT and GT's tender offer statement on Schedule TO dated March 21, 2025 are available online at https://ir.globalblue.com/governance/agm/de- fault.aspx. Copies of these documents may be obtained without charge by contacting the investor relations via email at ir@globalblue.com. Zurich, July 11, 2025 By the order of the Board of Directors of Global Blue Group Holding AG Jeremy Henderson-Ross General Counsel & Member of the Board of Directors